Exhibit 99.1

Cable and Wireless plc ("the Company") was notified on 9 December 2002 that pursuant to section 198 to 202 of the Companies Act 1985 ("the Act") that FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries, both being non-beneficial holders held solely for investment purposes in aggregate 191,382,114 Ordinary Shares of 25 pence each in the issued Ordinary Share capital of the Company. These holdings represent 8.03 per cent of the issued Ordinary Share capital of the Company.